Inuvo, Inc.
500 President Clinton Boulevard
Suite 300
Little Rock, AR 72201

telephone (501) 205-8508

March 12, 2021

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:
Katherine Bagley

Re:
Inuvo, Inc.
Registration Statement on Form S-3
Filed February 12, 2021
File No. 333-253018

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inuvo, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-253018) to March 15, 2021, at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

If you have any questions, please contact Jeremy D. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2181, and fax (614) 227-2100.

Sincerely,

Inuvo, Inc.

/s/ Wallace D. Ruiz
Wallace D. Ruiz
Chief Financial Officer